UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. N/A)

BRAVO MULTINATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

10568F2083

(CUSIP Number)

Richard Kaiser, 2020 General Booth Blvd., Suite 230 Virginia Beach, VA 23454 (757) 306-6090

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 11, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10568F2083	13G	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) LA LA LA, LLC ("LALA")
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER 4,363,857
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 4,363,857
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,363,857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.16
14	TYPE OF REPORTING PERSON CO

(1) Based on 47,641,011 shares of common stock issued and outstanding on May 17, 2023 as reported by the Issuer on its Schedule 14f filed with the Securities and Exchange Commission on May 17, 2023.

CUSIP No. __10568F2083_____	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: Bravo Multinational, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 2020 General Booth Blvd., Suite 230, Virginia Beach, VA 23454

Item 2.

(a)

Name of Person Filing:  This statement is filed by the entity and person listed below, who are collectively referred to herein as “Reporting Persons”  shares of common stock of the Company.

i) LA LA LA, LLC is a limited liability company formed under the laws of the State of Delaware, and it owns 4,363,857 of the common stock of the Issuer.

ii) The owner of all the outstanding ownership units of LALA is Mr. Brian Lemke.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to the beneficial ownership of the securities reported herein.

(b)	Address of the Reporting Persons is 8 The Green, Suite 4000, Dover, Delaware 19901

(c)	The principal business of LALA is to acts as a holding company for ownership interests in other businesses.

(d)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

 Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the shares of common stock of BRVO for the purchase price of $10,285, and such funds were obtained through the use of working capital.

Item 4.  Purpose of the Transaction.

The Reporting Persons acquired their beneficial ownership in the shares as described in Item 3 above. Except as indicated below, the Reporting Person has no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of Schedule 13D, including:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

BRVO and the Reporting Persons reserve the right to engage in the acquisition of other entities in the form of a merger or acquisition in the future;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

A new board of directors will be empaneled in accordance with the current report on Form 8-K and Schedule 14f recently filed by the Company.

CUSIP No. 10568F2083	13G	Page 4 of 5 Pages

(e) Any material change in the present capitalization or dividend policy of the Issuer;

BRVO reserves the right to change the capital structure of the Company in the future.

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

 Item 5.  Interest in Securities of the Issuer.

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons.  The percentage of the outstanding shares is calculated based upon 47,641,011 shares of common stock outstanding as of May 17, 2023, as disclosed in the Issuer’s Schedule 14f as filed with the Securities and Exchange Commission on May 17, 2023.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Except as otherwise disclosed herein, during the past 60 days the Reporting Persons have not effected trades in the shares of common stock of the Issuer.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated into this Item 6 by reference.

Except for the transactions described in this Schedule 13D, to the knowledge of the Reporting Persons, as of the date hereof, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any other persons with respect to any securities of the Issuer.

Item 7.  Materials to be Filed as Exhibits.

None.

CUSIP No. 10568F2083	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

LA LA LA LLC

Dated:  June 05, 2023

By:/s/ Brian Lemke, Manager

Brian Lemke